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                              June 25, 2020

       Jun Liu
       Chief Executive Officer
       ATIF Holdings Ltd
       8577 Haven Avenue, #301
       Rancho Cucamonga, CA 91730

                                                        Re: ATIF Holdings Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed June 12, 2020
                                                            File No. 333-239131

       Dear Mr. Liu:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       General

   1. Please revise the registration statement to provide updated interim financial statements covering at least the
first six months of the financial year in accordance with Item 5(b)(2)
                                                        of Form F-3 and Item
8.A.5 of Form 20-F. Similarly, please also provide updated interim financial statements
for Leaping Group Co., LLC in accordance with Rule 3-05 of Reg. S-
                                                        X.
       Description of Debt Securities, page 26

   2. We note that you are registering debt securities; however, you have indicated in this section that you do not
intend to file the trust indenture as an exhibit to your Form F-3.
                                                        Instead you state that
you will rely on an exemption under the Trust Indenture Act to file
 Jun Liu
ATIF Holdings Ltd
June 25, 2020
Page 2
         the indenture, if any, as an exhibit to a Form 6-K before making any offer of debt securities. Please provide an expanded analysis as to why you do not believe you are required to qualify your indenture at the time of effectiveness. You may wish to refer to
         Trust Indenture Act Compliance and Disclosure Interpretations 205.01, 205.02, and
         201.02. Alternatively, please file your form of indenture as an exhibit with your next amendment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any questions.



FirstName LastNameJun Liu                                     Sincerely,
Comapany NameATIF Holdings Ltd
                                                              Division of
Corporation Finance
June 25, 2020 Page 2                                          Office of Trade &
Services
FirstName LastName